# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Brera Holdings PLC, CIK 0001939965
CUSIP: G13311132
Title of class of securities: Class B Ordinary Shares, $0.50 nominal value per share
Address of issuer's principal executive offices: Connaught House, 5th Floor, One Burlington Road, Dublin 4, Ireland (L2), D04 C5Y6
Date of event which requires filing of this statement: 05/21/2026
Filed by CIK 0002132999
Persons authorized to receive notices and communications: Ron Sade, c/o Brera Holdings PLC Connaught House,, 5th Floor One Burlington Road, Dublin 4, Ireland (L2), D04 C5Y6, 253-271-9108

## Reporting persons
- Keren Maimon (CIK 0002132999): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: other (OO); sole voting power 1,336,868; shared voting power 0; sole dispositive power 1,336,868; shared dispositive power 0; aggregate amount beneficially owned 1,336,868 (12.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class B Ordinary Shares, $0.50 nominal value per share
Name of issuer: Brera Holdings PLC
Address of issuer's principal executive offices: Connaught House, 5th Floor, One Burlington Road, Dublin 4, Ireland (L2), D04 C5Y6
Comment: This Schedule 13D (this "Schedule 13D") relates to the class B ordinary shares, $0.50 nominal value per share ("Class B Ordinary Shares"), of Brera Holdings PLC, an Irish public limited company (the "Issuer"). The Issuer has its principal executive offices at Connaught House, 5th Floor, One Burlington Road, Dublin 4, D04 C5Y6, Ireland.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Keren Maimon, an individual (the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is c/o Brera Holdings PLC, Connaught House, 5th Floor, One Burlington Road, Dublin 4, D04 C5Y6, Ireland.
Present principal occupation or employment: The Reporting Person's principal occupation or employment is as director of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the Israel.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On May 21, 2026, the Issuer entered into a subscription agreement (the "Subscription Agreement") with the Reporting Person, pursuant to which the Issuer agreed to issue and sell to the Reporting Person an aggregate of 1,149,000 Class B Ordinary Shares at a purchase price of $4.97 per share in a registered direct offering.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person's acquisition of Class B Ordinary Shares reported on this Schedule 13D was for investment purposes. Ms. Maimon has served as a director of the Issuer since September 2025, and in such capacity may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as disclosed in this Item, the Reporting Person does not have any current plans or proposals which relate to or would result in any of the events described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person, however, expects to evaluate on a continuing basis her goals and objectives, other business opportunities available to her and may change her plans or proposals in the future. In determining from time to time whether to sell the securities reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Person will take into consideration such factors as he deems relevant, including the business and prospects of the Company, anticipated future developments concerning the Company, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Person. In addition, the Reporting Person may, from time to time, transfer shares beneficially owned by her for tax, estate or other economic planning purposes. The Reporting Person reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of her holdings of securities of the Issuer or to change her intention with respect to any or all of the matters referred to in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: (a) and (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: (a) and (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: The information provided in response to Item 3 and Item 4 hereof is incorporated by reference into this Item 5(c). Except as described in this Schedule 13D, the Reporting Person has not effected any transactions in the Class B Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Ordinary Shares held by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information provided in response to Item 3 and Item 4 hereof is incorporated by reference into this Item 6.

The Reporting Person is party to a Registration Rights Agreement, dated as of September 18, 2025, by and among the Issuer and the purchaser parties thereto (the "Registration Rights Agreement"), pursuant to which the Issuer agreed to file a registration statement with the SEC registering the resale of, among others, certain shares and warrants issued to the Reporting Person.

Other than the relationships described above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any other persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

This Item 6 is qualified in its entirety by reference to the exhibits described in Item 7, which are incorporated by reference into this statement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Subscription Agreement between Brera Holdings PLC and the Reporting Person, dated May 21, 2026 (Incorporated by reference to Exhibit 10.1 filed on Form 6-K May 28, 2026).

Exhibit 2 Registration Rights Agreement, dated as of September 18, 2025, between Brera Holdings PLC and each Holder (as defined therein) (Incorporated by reference to Exhibit 10.2 filed on Form 6-K September 18, 2025)

## Signatures
- Keren Maimon: /s/ Keren Maimon, Keren Maimon (05/29/2026)